FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 1, 2015 – ARM De-risks Design Cycle for IoT Chips
2.	Press release dated June 2, 2015 – Transaction in Own Shares
3.	Press release dated June 3, 2015 – Transaction in Own Shares
4.	Press release dated June 3, 2015 – ARM and Samsung Sign Long-Term Agreement to Take Customers’ Visual Experiences to a New Level
5.	Press release dated June 3, 2015 – New ARM IP Tooling Suite Reduces SoC Integration Time from Months to Days
6.	Press release dated June 4, 2015 – Transaction in Own Shares
7.	Press release dated June 5, 2015 – Transaction in Own Shares
8.	Press release dated June 8, 2015 – Transaction in Own Shares
9.	Press release dated June 9, 2015 – Transaction in Own Shares
10.	Press release dated June 10, 2015 – Transaction in Own Shares
11.	Press release dated June 11, 2015 – Transaction in Own Shares
12.	Press release dated June 12, 2015 – Transaction in Own Shares
13.	Press release dated June 15, 2015 – Transaction in Own Shares
14.	Press release dated June 16, 2015 – Transaction in Own Shares
15.	Press release dated June 24, 2015 – Update Regarding CFO Retirement and Successor Appt
16.	Press release dated June 29, 2015 – Annoucement of Option Grant to PDMR
17.	Press release dated July 1, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM De-risks Design Cycle for IoT Chips

01 June 2015

IoT subsystem for ARM® Cortex®-M processors on TSMC 55ULP process accelerates development time for innovators

Cambridge, UK, June 1, 2015 - ARM has unveiled a new hardware subsystem to enable the fast and efficient development of highly customized chips for smart connected devices. The ARM IoT subsystem for ARM Cortex-M processors is optimized for use with ARM's most efficient processor and radio technologies, physical IP and ARM mbed™ OS.

This individually licensable subsystem IP block, together with Cortex-M processor and ARM Cordio® radio IP, forms the basis for an IoT endpoint chip design, allowing partners to integrate sensors and other peripherals to create complete SoCs. Using ARM Artisan® physical IP, the design is optimized for TSMC's 55nm Ultra-Low Power (55ULP) process technology with embedded flash memory, and will enable chips with reduced size, cost and power consumption, operating at sub one-volt.

"With industry expectations of hundreds of billions of new smart connected sensors by 2030, we see a growing demand for highly customized chips," said James McNiven, general manager, systems and software, ARM. "Creating a highly tailored SoC is complex. The ARM IoT subsystem for Cortex-M enables companies to simplify the process and improve time to market. It enables our partners to focus finite design resources on the system functionality that differentiates them in their market."

The ARM subsystem will support IoT market growth by reducing development risk and enabling companies to quickly create products that address opportunities in the smart homes and smart cities markets. Companies expected to license the subsystem include analog sensor makers and companies looking to add IoT connectivity to existing IP.

"A SoC is complex combination of logic, memory, and interconnect technologies, but equally as important is the glue that ties all these system components together," said Jim McGregor, founder, TIRIAS Research. "By offering the IoT Subsystem, ARM is enabling both new and established semiconductor vendors to design and deliver solutions in a very timely and cost effective manner, which is critical in the rapidly innovating IoT segment. With the most complete offering of hardware and software solutions for IoT applications, it's no surprise that more IoT devices run on ARM than any other architecture."

The ARM IoT subsystem for Cortex-M processors features a range of peripherals and interfaces; including links to TSMC's embedded flash memory. It is specifically designed for use with Cortex-M processors and optimized for mbed OS and Cordio Bluetooth® Smart radio. It is possible to integrate other radios and wireless networking standards such as Wi-Fi and 802.15.4.

This subsystem has been developed in close collaboration with TSMC, one of the world's leading semiconductor foundries, for production on its 55ULP process technology. The combination of Artisan physical IP and TSMC's 55ULP process means the subsystem can run at sub-one volt operation, extending battery life and making it easier to run a device using energy harvesting.

"We have worked alongside ARM to ensure its IoT subsystem for Cortex-M cores is optimized for TSMC's 55ULP process," said Suk Lee, senior director, design infrastructure marketing Division, TSMC. "This process is very well-suited for smart IoT devices as it provides a fine balance of cost and energy-efficiency."

TSMC launched the foundry segment's first and most comprehensive ULP technology platform in September 2014 to serve a range of applications supporting demand for IoT and wearable devices.

The ARM IoT subsystem for Cortex-M processors builds on the company's suite of IoT enablement technologies and embedded ecosystem and is available for immediate licensing. To date, over eleven billion ARM Cortex-M processor based chips have been shipped, while the mbed developer community has now grown to over 100,000 users.

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

Notes to Editors

ARM and IoT: In February 2015, ARM expanded its mbed Platform with the ARM mbed TLS providing leading support for TLS and DTLS optimized for embedded devices and complements the Cryptobox technology of mbed OS that enables secure execution and storage.

In April 2015, ARM launched ARM Cordio, a Bluetooth® radio IP series which includes highly integrated and ultra-low power CMOS radio IP cores along with link layer firmware, stack and profiles supporting the Bluetooth Smart standard to target end markets requiring low-power wireless communications.

With almost 11bn devices shipped to date, Cortex-M has become the standard processor choice for IoT and now with the IoT Subsystem for Cortex-M, ARM enables and accelerates the pace of innovation for a wider circle of partners.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the World's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM, Artisan, Cordio and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. Mali is a trademark ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

Transaction in Own Shares

RNS Number : 0102P

ARM Holdings PLC

02 June 2015

ARM Holdings plc (the 'Company')

2 June 2015

Transaction in Own Shares

The Company announces that on 2 June 2015 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1147.1772 pence per share. The highest price paid per share was 1150.0 pence and the lowest price paid per share was 1143.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,067,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,411,108,776.

ENDS

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The company news service from the London Stock Exchange

Item 3

Transaction in Own Shares

RNS Number : 1589P

ARM Holdings PLC

03 June 2015

ARM Holdings plc (the 'Company')

3 June 2015

Transaction in Own Shares

The Company announces that on 3 June 2015 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1147.3529 pence per share. The highest price paid per share was 1150.0 pence and the lowest price paid per share was 1137.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,267,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,410,908,776.

ENDS

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Item 4

ARM and Samsung Sign Long-Term Agreement to Take Customers' Visual Experiences to a New Level

03 June 2015

Cambridge, UK, June 3, 2015 - ARM has signed an expansive long-term graphics technology agreement with Samsung to enable the creation of next generation devices capable of delivering even more compelling visual experiences. The subscription license covers ARM® Mali™ graphics processing units (GPUs) including the Mali-T820/830/860, the recently announced Mali-T880 and all future Mali GPUs.

This long term contract with ARM allows Samsung to continue creating innovative products addressing a range of price and performance points to meet the evolving needs of multiple markets. Samsung is already utilizing ARM Mali technology in SoCs powering an impressive range of leading consumer products.

"The visual quality is a critical part of high-end mobile devices. The highly scalable and energy-efficient ARM Mali family gives us the flexibility we need to address a broad range of devices," said Jae Cheol Son, senior vice president, processor development team, Samsung Electronics.

The ARM Mali GPU family is now the most popular licensable GPU IP in the world with ARM's silicon partners shipping in excess of 550 million Mali-enabled SoCs in 2014.

"Hundreds of millions of consumers have benefited from the longstanding collaboration between Samsung and ARM," said Mark Dickinson, general manager, media processing group, ARM. "ARM's leadership in graphics, coupled with this long-term agreement, will enable Samsung to deliver rich and exciting user experiences to consumers on any device."

As mobile and consumer markets continue to diversify, manufacturers need to deliver increasingly differentiated devices to consumers at the best possible price points. The diverse and scalable Mali product family empowers ARM partners to develop optimized solutions to address specific applications across the spectrum of the mobile, home entertainment and other consumer markets.

Ends

Contacts

Phil Hughes
+1 512-694-7382
Director of Tech PR, ARM
phil.hughes@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. Mali is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. (All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 5

New ARM IP Tooling Suite Reduces SoC Integration Time from Months to Days

03 June 2015

New ARM IP Tooling Suite Reduces SoC Integration Time from Months to Days

•	ARM® Socrates™ DE for rapid IP configuration and SoC assembly

•	ARM CoreSight™ Creator and ARM CoreLink™ Creator enable fast configurations of debug and trace IP and system interconnect IP

•	ARM CoreLink NIC-450 Network Interconnect to be deployed with CoreLink Creator.

Cambridge, UK, Jun. 03, 2015 - ARM advances its mission to enable SoC designers to configure, create and assemble IP-based systems over the course of days rather than months with today's announcement of a new suite of IP tools. The new IP tooling suite comprises Socrates DE, CoreSight Creator and CoreLink Creator. Additionally, CoreLink Creator will easily configure and help implement the new CoreLink NIC-450 Network Interconnect, the follow-on to the widely-adopted CoreLink NIC-400.

The new suite addresses the most complex challenges associated with SoC configurability and assembly while reducing time to market. Examples of efficiency gains include:

•	An 8x improvement in assembly schedule - based on project metrics from an ARM project to build a 64-bit ARM big.LITTLE™ reference platform

•	Configuration of an ARM Cortex®-A72 processor in seconds

•	Effortless management of 100,000+ lines of connection metadata per IP.

"Our partners need to deliver ARM-based SoCs to market as fast and accurately as possible," said James McNiven, general manager, systems and software group, ARM. "In the process of building our own reference designs, we saw our IP configuration, creation and assembly schedules go from projections of months to days thanks to Socrates DE and the CoreSight and CoreLink Creators. Our lead partners are now using ARM IP tooling in concert with ARM and third-party IP to assemble intelligent subsystems faster than ever."

ARM Socrates DE: simplifying the SoC development process

Socrates DE delivers ARM's most advanced IP design environment to date, offering configuration, creation and assembly of ARM and third-party IP. Socrates DE equips architects and designers with a wide range of capabilities:

•	The same design environment used within ARM

•	Built-in ARM design knowledge such as ARM AMBA® protocols

•	A platform to standardize any IP into the industry-standard IP-XACT format

•	A built-in IP catalog supporting ARM and third-party IP

•	The ability to differentiate on top of ARM IP while maintaining design integrity.

ARM CoreSight and CoreLink Creators: accelerating system IP design

CoreSight and CoreLink Creators, which are built on Socrates technology, further enable architects and designers with several configuration efficiencies:

•	The same IP creation environment used within ARM

•	Built-in ARM design rule checks

•	Guided creation of a high-level specification for Coresight or Corelink IP

•	Automated microarchitecture creation

•	Auto-generated right-first-time RTL and IP-XACT

•	Seamless integration with Socrates DE.

On-chip communication leadership

The new CoreLink NIC-450 Network Interconnect offers a tool-driven automation flow that employs algorithms for tasks such as ensuring deadlock-free operation and partitioning across multiple power/voltage domains. The highly configurable, multi-power-domain CoreLink NIC-450 is most easily configured and deployed via the CoreLink Creator tool. The CoreLink Creator tool enables CoreLink NIC-450 to be optimized to suit the requirements of a complex SoC using AMBA protocols, the industry's de facto standard for on-chip communication.

Availability

Socrates DE and CoreSight Creator are available now for immediate licensing. CoreLink Creator and CoreLink NIC-450 will be available for delivery in 2H'15. Find out more about ARM's commitment to simplifying and accelerating the process of system integration by visiting ARM booth #2414 at the upcoming DAC show, June 7-11 at the Moscone Center in San Francisco.

Ends

Contacts

Phil Hughes
+1 512-694-7382
Director of tech PR, ARM
phil.hughes@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM, AMBA and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. big.LITTLE, CoreLink, CoreSight and Socrates are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewere.All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 6

Transaction in Own Shares

RNS Number : 3010P

ARM Holdings PLC

04 June 2015

ARM Holdings plc (the 'Company')

4 June 2015

Transaction in Own Shares

The Company announces that on 4 June 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1138.6316 pence per share. The highest price paid per share was 1145.0 pence and the lowest price paid per share was 1127.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,567,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,410,608,776.

ENDS

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The company news service from the London Stock Exchange

Item 7

Transaction in Own Shares

RNS Number : 4398P

ARM Holdings PLC

05 June 2015

ARM Holdings plc (the 'Company')

5 June 2015

Transaction in Own Shares

The Company announces that on 5 June 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1128.2469 pence per share. The highest price paid per share was 1136.0 pence and the lowest price paid per share was 1121.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,867,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,410,308,776.

ENDS

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Item 8

Transaction in Own Shares

RNS Number : 5669P

ARM Holdings PLC

08 June 2015

ARM Holdings plc (the 'Company')

8 June 2015

Transaction in Own Shares

The Company announces that on 8 June 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1126.3115 pence per share. The highest price paid per share was 1129.0 pence and the lowest price paid per share was 1123.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 2,167,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,410,008,776.

ENDS

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The company news service from the London Stock Exchange

Item 9

Transaction in Own Shares

RNS Number : 6960P

ARM Holdings PLC

09 June 2015

ARM Holdings plc (the 'Company')

9 June 2015

Transaction in Own Shares

The Company announces that on 9 June 2015 it purchased 400,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1113.8749 pence per share. The highest price paid per share was 1121.0 pence and the lowest price paid per share was 1107.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 2,567,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,409,608,776.

ENDS

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Item 10

Transaction in Own Shares

RNS Number : 8283P

ARM Holdings PLC

10 June 2015

ARM Holdings plc (the 'Company')

10 June 2015

Transaction in Own Shares

The Company announces that on 10 June 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1107.6377 pence per share. The highest price paid per share was 1113.0 pence and the lowest price paid per share was 1098.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 2,867,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,409,308,776.

ENDS

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The company news service from the London Stock Exchange

Item 11

Transaction in Own Shares

RNS Number : 9708P

ARM Holdings PLC

11 June 2015

ARM Holdings plc (the 'Company')

11 June 2015

Transaction in Own Shares

The Company announces that on 11 June 2015 it purchased 232,364 of its ordinary shares through UBS Limited at a volume weighted average price of 1124.3068 pence per share. The highest price paid per share was 1125.0 pence and the lowest price paid per share was 1117.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 3,099,430 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,409,076,412.

ENDS

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Item 12

Transaction in Own Shares

RNS Number : 0896Q

ARM Holdings PLC

12 June 2015

ARM Holdings plc (the 'Company')

12 June 2015

Transaction in Own Shares

The Company announces that on 12 June 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1127.3537 pence per share. The highest price paid per share was 1130.0 pence and the lowest price paid per share was 1125.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 3,399,430 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,776,412.

ENDS

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Item 13

Transaction in Own Shares

RNS Number : 2268Q

ARM Holdings PLC

15 June 2015

ARM Holdings plc (the 'Company')

15 June 2015

Transaction in Own Shares

The Company announces that on 15 June 2015 it purchased 400,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1107.2902 pence per share. The highest price paid per share was 1119.0 pence and the lowest price paid per share was 1100.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 3,799,430 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,376,412.

ENDS

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Item 14

Transaction in Own Shares

RNS Number : 3519Q

ARM Holdings PLC

16 June 2015

ARM Holdings plc (the 'Company')

16 June 2015

Transaction in Own Shares

The Company announces that on 16 June 2015 it purchased 200,570 of its ordinary shares through UBS Limited at a volume weighted average price of 1089.5130pence per share. The highest price paid per share was 1100.0 pence and the lowest price paid per share was 1085.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,175,842.

ENDS

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Item 15

Update Regarding CFO Retirement and Successor Appt

RNS Number : 1145R

ARM Holdings PLC

24 June 2015

FOR IMMEDIATE RELEASE

24 June 2015

ARM Holdings PLC Update Regarding CFO Retirement and Successor Appointment

Cambridge, UK, 24 June 2015 - On 8 January 2015, ARM Holdings plc ("ARM") announced the appointment of Chris Kennedy as Director and CFO to succeed Tim Score, whose intention to retire was announced at the company's Annual General Meeting on 1 May 2014. Tim will retire as CFO of ARM on 30 June 2015.

Since joining ARM in March 2002, Tim has been an integral part of the leadership team responsible for growing ARM's revenues, profits and returns to shareholders over a sustained period.

Simon Segars, CEO said, "Tim has been an excellent CFO and has been a key contributor in delivering the strategy which has led ARM to a five-fold increase in revenues and an eight-fold increase in EPS over his tenure. He has played a major role in the ARM management team for the last 13 years and it has been a pleasure to work alongside him."

Chris will be joining ARM once he has fulfilled his duties as CFO of easyJet plc. An announcement confirming Chris' formal start date will be made in due course. In the interim Graham Budd, Chief Operating Officer, and Ian Thornton, Head of Investor Relations, will jointly be covering CFO responsibilities.

There are no disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation to this appointment.

CONTACTS:

Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

ENDS

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Item 16

Announcement of Option Grant to PDMR

RNS Number : 5031R

ARM Holdings PLC

29 June 2015

ARM Holdings plc

29 June 2015

Announcement of Option Grant to PDMR

ARM Holdings plc (the "Company") announces that on 26 June 2015 options were granted over ordinary shares under the Company's Savings-Related Share Option Scheme (the "SAYE Scheme") to Philip Davis, a PDMR, as follows:

Name	Number of share options granted	Total options held including this grant
Philip Davis	3,210	3,210

The option price was 934.40 pence per share representing a 20% discount to the mid-market quotation of the Company's shares on the London Stock Exchange on 28 May 2015, the day prior to the invitation date for the SAYE Scheme. The mid-market closing price on that day was 1168.00 pence per share. These options are exercisable from 1 August 2020.

ENDS

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Item 17

Total Voting Rights

RNS Number : 8281R

ARM Holdings PLC

01 July 2015

ARM Holdings PLC

1 July 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 June 2015 consists of 1,412,175,842 ordinary shares of .05 pence each with voting rights. ARM Holdings plc currently holds 4,000,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,175,842.

The above figure 1,408,175,842 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

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